UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-13828

CUSIP NUMBER 552715104

(Check one): ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR

 ☐ Form N-CSR

For Period Ended: December 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
National Quality Care, Inc.
Full Name of Registrant

Former Name if Applicable
9454 Wilshire Blvd., Penthouse 6
Address of Principal Executive Office (Street and Number)
Beverly Hills, CA 90212
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of the Registrant’s limited personnel and lack of access to external resources due to the Registrant’s financial condition, the Registrant was not able to prepare the Form 10-K by the filing deadline. The delay could not be avoided without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Robert Snukal	310	860-9936
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following information is preliminary and subject to change:

The Registrant expects to report a lower net loss for the fiscal year ended 2008 as compared to the year ended 2007, driven by continuing operations. Loss from continuing operations for the year ended 2008 is expected to be lower than the loss from continuing operations for the year ended 2007, due to lower general and administrative operating expenses principally as a result of lower legal fees in the 2008 period relating to the arbitration with Xcorporeal. A quantitative estimate of the results cannot be made at this time because the Registrant has not yet reviewed the detailed information required to support such an estimate.

National Quality Care, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2009	By:	/s/ Robert Snukal
Robert Snukal, Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.